SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 ACR GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    00087B101
                                 (CUSIP number)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                           c/o ST. JAMES CAPITAL CORP.
                       1980 POST OAK BOULEVARD, SUITE 2030
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 27, 1997
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

      Check the following box if a fee is being paid with this statement.  |_|

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 00087B101

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1     NAME OF REPORTING PERSONS               St. James Capital Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS           76-0478198
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                       (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                       WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

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NUMBER OF               7     SOLE VOTING POWER                      1,418,229
SHARES                  --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                            0
OWNED BY                --------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                 1,418,229
REPORTING               --------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER                       0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,418,229

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12.3

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14    TYPE OF REPORTING PERSON                                              PN

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
ITEM 1.     Security and Issuer.

St. James Capital Partners, L.P., a Delaware investment limited partnership (the "Partnership"), has acquired beneficial ownership of 1,418,229 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of ACR Group, Inc., a Texas corporation ("ACR"). The address of ACR's offices is 3200 Wilcrest Drive, Suite 440, Houston, Texas 77042.

ITEM 2.     Identity and Background.

St. James Capital Corp., a Delaware corporation ("SJCC"), is the general partner of the Partnership. The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Titus H. Harris, Jr. and William H. Wagner. The executive officers of SJCC are Messrs. Underbrink, Thompson, Feinsilver and Ron Latta. The business address of SJCC and each of its executive officers is 1980 Post Oak Boulevard, Suite 2030, Houston, Texas 77056. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. Mr. Harris is the Chairman of the Board of Harris, Webb & Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77057. Mr. Wagner is the Managing Director of SV Capital Management, a private equity firm with its principal business address at 200 Concord, Suite 620, San Antonio, Texas 78216. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

All of the funds used for the purchase of the Shares came from current working capital of the Partnership, funded by its partners. None of the funds used to purchase the Shares were borrowed.

ITEM 4.     Purpose of Transaction.

The Partnership has acquired its beneficial ownership in the Shares for investment purposes only. The Partnership intends to continuously review its investment in ACR. Depending upon future evaluations of the business prospects of ACR and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to purchase additional shares of Common Stock, exercise any of the warrants described in Item 5, convert the Convertible Note (as defined hereinafter) and dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5.     Interest in Securities of the Issuer.

The Partnership beneficially owns 1,418,229 shares of Common Stock, which represent 12.34% of the outstanding shares of Common Stock. The Partnership has the sole power to vote and dispose the Shares. On October 18, 1996, the Partnership acquired 37,500 shares of Common Stock for $1.59375 per share in an open market transaction. On October 14, 1996, the Partnership acquired warrants to purchase an aggregate of 250,000 shares of Common Stock in exchange for $227,500. On October 2 and 3, 1996, the Partnership acquired 50,000 and 207,674 shares of Common Stock, respectively, in privately negotiated transactions, at a price of $1.25 per share of Common Stock.

On January 27, 1997, the Partnership acquired additional warrants to purchase an aggregate of 280,000 shares of Common Stock and a Convertible Promissory Note in the principal amount of $1,400,000 (the "Convertible Note") in exchange for $1,400,280. The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $2.40 per share, subject to adjustment for certain dilutive events. The Partnership has the right to acquire up to 593,055 shares of Common Stock upon the conversion of the Convertible Note within the next sixty (60) days.

SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

250,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock acquired by the Partnership on October 14, 1996. Such warrants are presently exercisable at an exercise price of .58594 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated October 9, 1996. These warrants expire on May 26, 1999.

Effective as of January 24, 1996, ACR and the Partnership entered into a financing arrangement pursuant to which ACR agreed to issue additional warrants and the Convertible Note in exchange for $1,400,280 (the "Financing"). The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated January 24, 1997 by and between ACR and the Partnership. The Financing closed on January 27, 1997.

280,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock issued to the Partnership in connection with the Financing. Such warrants are presently exercisable at a price of $2.40 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated January 24, 1997. These warrants expire on January 24, 2002.

Up to 593,055 of the Shares shall be issuable upon conversion of the Convertible Note within the next sixty (60) days. The Convertible Note bears interest at a rate of ten percent (10%) per annum and may be converted by the Partnership at any time. ACR has the right to require conversion of the Convertible Note if the market price for a share of Common Stock as of the last trade of each of twenty
(20) consecutive trading days is $3.25 or more.

Additionally, on January 24, 1997, ACR and the Partnership executed a Registration Rights Agreement pursuant to which ACR granted to the Partnership certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing (the "Registration Rights Agreement"). The Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by ACR.

SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Exhibits.

Exhibit No.                  Description of Exhibit
-----------                  ----------------------

   1 -- Registration Rights Agreement dated January 24, 1997 by and between ACR and the Partnership.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BY:   ST. JAMES CAPITAL CORP.,
                                    general partner

                                                       February 5, 1997
                                                            (Date)


                                                   /s/ JOHN L. THOMPSON
                                                       (Signature)


                                                 JOHN L. THOMPSON, PRESIDENT
                                                      (Name/Title)

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